Exhibit 12(b).3
CONSUMERS ENERGY COMPANY
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)
(As Revised, See Note 1)

	Three
	Months
	Ended
	March 31		Year Ended December 31
	2009	2008	2007	2006	2005	2004
					(b)
Earnings as defined (a)
Pretax income from continuing operations	$155	$562	$437	$167	$(590)	$439
Exclude equity basis subsidiaries (c)	—	—	—	(1)	(1)	(1)
Fixed charges as defined	70	276	293	307	316	345

Earnings as defined	$225	$838	$730	$473	$(275)	$783

Fixed charges as defined (a)
Interest on long-term debt	$59	$229	$236	$286	$305	$328
Other interest charges	5	22	34	13	5	13
Estimated interest portion of lease rental	6	25	23	8	6	4

Fixed charges as defined	$70	276	293	307	316	345
Preferred dividends	2	3	3	3	3	3

Combined fixed charges and preferred dividends	$72	$279	$296	$310	$319	$348

Ratio of earnings to fixed charges	3.21	3.04	2.49	1.54	—	2.27

Ratio of earnings to combined fixed charges and preferred dividends	3.13	3.00	2.47	1.53	—	2.25

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million and combined fixed charges and preferred dividends exceeded earnings by $594 million. Earnings as defined include $1.184 billion of asset impairment charges.

(c)	In 2004, Consumers consolidated the MCV Partnership and the FMLP in accordance with FIN 46(R).